

July 14, 2015

<u>Via E-mail</u>
Leong Kok Ho
Chief Financial Officer
China Yuchai International Limited
16 Raffles Quay
39-01A Hong Kong Building
Singapore 048581

      Re: **China Yuchai International Limited**
              Form 20-F for the Fiscal Year Ended December 31, 2014
              Filed April 15, 2015
              File No. 1-13522

Dear Mr. Ho:

      We refer you to our comment letter dated June 24, 2015 regarding business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Cecilia Blye

              Cecilia Blye, Chief
              Office of Global Security Risk

cc: Foo Shing Mei Deborah, General Counsel
       China Yuchai International Limited

       Amanda Ravitz
       Assistant Director
       Division of Corporation Finance